Kinder Morgan, Inc. (KMI)
Shareholder Proposal No. 7:
Assessment of Portfolio Risks under a 2 Degree Scenario

Dear Kinder Morgan shareholders,

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal No. 7 on the 2018 proxy ballot of Kinder Morgan, Inc. (“Kinder Morgan,” “KMI” or “the Company”).

The resolved clause states:

Shareholders request that by 2019, KMI publish, with board oversight, an assessment of the long-term portfolio impacts of scenarios consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius. The assessment should analyze the impacts on KMI's portfolio of assets and explain how capital planning and business strategies incorporate analyses of the financial risks of a low-carbon transition. The report should be done at reasonable cost and omit proprietary information."

2017 vote on a substantially similar proposal: 38.2 percent.

Rationale for voting “FOR” Proposal No. 7

I. Rigorous climate risk analysis is essential for investors.

Investors are increasingly focused on the need for rigorous climate risk disclosure, including scenario analysis. In June 2017, the Financial Stability Board’s Taskforce on Climate-related Financial Disclosures (TCFD) finalized its guidelines for reporting on climate risk, recommending that companies in the energy sector evaluate the potential impact of different scenarios, including a 2°C (“2 degree”) scenario, on businesses, strategy and financial planning, and disclose such analysis and conclusions to investors.

Investors representing over $3.3 trillion in assets have publicly endorsed the TCFD recommendations, which have become the standard for climate risk scenario assessment and reporting. Leading asset managers such as State Street Global Advisors and BlackRock have issued statements and reports highlighting the importance of managing climate risk, and Moody’s has indicated that it will begin to employ scenario analysis in its credit ratings methodologies.

Mark Carney, Bank of England Governor and Chair of the Financial Stability Board, has stated:
_____________________________
1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.

Suite 1125 • 11 Beacon Street • Boston, MA  02108 • Phone (617) 742-6666 • WEB www.zevin.com • EMAIL invest@zevin.com

Zevin Asset Management, LLC
Shareholder Proposal No. 7 at Kinder Morgan (2018)

Along with analysis of wider market conditions, investors need accurate data. The more incomplete or opaque the data and analysis, the more inefficient are markets. Yet the climate-related risks and opportunities businesses face are currently shrouded in secrecy. Having information on such risks would allow investors to back their convictions with their capital, whether they are climate optimists or pessimists, evangelicals or sceptics. It would also permit corporates not only to meet investor demand for information, but also to position their businesses to win, rather than be left behind in, the transition to a low-carbon economy.

Investors’ concern reflects changing market fundamentals regarding oil and gas. Worldwide demand for fossil fuels is being affected by policies and technology trends related to climate change including increased fuel efficiency, use of lower-carbon fuels, electrification of ground transportation, and rapidly declining costs of renewable energy, among others. The International Energy Agency (IEA) and Deutsche Bank have forecast global oil demand could peak within the next fifteen years.

Investors’ concern also reflects intensifying regulatory risks related to climate change. The IEA first recognized in its 2012 World Energy Outlook that no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to have a chance at limiting global warming to 2 degrees Celsius, the level beyond which severe consequences occur for economies, market participants, and the environment. At the 21st Session of the Conference of the Parties (COP 21) in Paris, 195 global governments agreed to restrict greenhouse gas emissions to less than 2 degrees Celsius from pre-industrial levels and submitted plans to begin achieving the necessary greenhouse gas emission reductions.

The Paris agreement and other national, state, and local laws and regulations adopted to limit carbon emissions will have the effect of reducing fossil fuel use, increasing producer competition, and raising the cost of doing business. Under a 2 degree scenario, Barclays has estimated that the oil industry is poised to lose $22.4 trillion in revenues, underscoring the importance of energy companies taking transparent action to analyze exposure to low-carbon scenarios in line with TCFD guidance.

II. 2 degree scenario analysis in line with the TCFD is warranted at Kinder Morgan, because the Company is exposed to significant fossil fuel sector dynamics and future regulation.

Kinder Morgan, as one of the largest energy infrastructure companies in North America, has extensive and expanding interests in the transport of energy sources including coal, oil, and natural gas. Our Company operates in numerous regulatory environments and jurisdictions across different countries.

Kinder Morgan has planned to make significant infrastructure investments in the highest-carbon fuels, including oil sands. By way of prominent and material example, Kinder Morgan has planned to invest more than $5 billion to expand its Canadian oil sands export capacity to the West Coast and Asia. Since 2013, Kinder Morgan has sought to build a second Trans Mountain Pipeline to carry carbon-emissions-intense diluted bitumen from the Canadian oil sands to the Pacific for export. The Trans Mountain expansion project has the following risks related to climate change:

•	Persistently low oil prices challenge the breakeven price of new oil sands production that would feed a second Trans Mountain Pipeline, raising questions about the project's long-term viability.
•
The Trans Mountain expansion does not accord with the government of Canada’s long-term commitments around climate risk. Canada has already begun to implement policies and develop new regulations, including a price on carbon, geared toward meeting its obligations under the Paris Agreement.

Zevin Asset Management, LLC
Shareholder Proposal No. 7 at Kinder Morgan (2018)

Kinder Morgan’s Trans Mountain expansion also faces continual opposition from communities and First Nations. As of this filing, the government of British Columbia remains strongly opposed to the project. Amid an ongoing dispute between British Columbia (opposed to the project) and Canada’s national government (in favor of the project), Kinder Morgan announced in April 2018 that it was pausing resources for the Trans Mountain expansion.

Projects like the Trans Mountain expansion would rely on and be exposed to the broader dynamics of the market for fossil fuels. Infrastructure projects that deal with oil sands and other resources that are costly and difficult to produce are even more acutely exposed to future fossil fuel market swings. Moreover, opponents of the Trans Mountain expansion and other such projects express concern over the environmental impact of extracting more fossil fuels from Alberta's oil sands and the possibility of an oil tanker spill in Canada's Pacific waters.

Very obviously, Kinder Morgan has a significant remaining interest and investment in the hydrocarbon economy at large — and not just the market for natural gas. However, based on Kinder Morgan’s statements, shareholders have no real understanding of the degree of carbon asset risk associated with various low-demand scenarios or how the Company can address or reduce such risk.

III. Kinder Morgan has not provided the level of disclosure requested by this proposal and suggested by the TCFD.

Proponents ask Kinder Morgan to provide a report assessing its potential exposure to a range of 2 degree demand-reduction scenarios; the financial impacts to the Company of such demand reductions; and how the Company might adapt its capital planning and business strategies to respond to these risks.

Kinder Morgan has not provided the level of disclosure requested by this shareholder proposal and advocated by the TCFD. In its Statement on Climate Change, Kinder Morgan states “we recognize and expect that future energy demand will be met in part by a growing proportion of renewable energy sources” but “the world still relies on fossil fuels for the vast majority of its energy needs.”2 Our Company further states that “we include reasonably anticipated policy directions and regulatory decisions into our business models and projects.” In that Statement on Climate Change and in Kinder Morgan’s Statement of Opposition to this shareholder proposal, the Company appears to conclude that future climate risk is low due to the Company’s focus on delivering natural gas.

Kinder Morgan’s conclusions do not answer the fundamental request of this resolution — to provide an assessment of the impacts to the Company’s business of scenarios consistent with limiting global warming to 2 degrees Celsius or below. Investors lack a credible account of whether Kinder Morgan analyzed a 2 degree scenario at all; what kind of analysis the Company has undertaken; what assumptions it used in its analysis, including demand, price, and timeframe assumptions; and what the outcomes of its analysis are. A clear rubric for such a report exists in the form of the TCFD guidelines discussed above. However, in its climate change–related statements and the Statement of Opposition, there is no mention of the TCFD or any reference to that standard-setting guidance.
_____________________________
2 Kinder Morgan, Statement on Climate Change, https://www.kindermorgan.com/content/docs/Climate_Change_KM_Statement.pdf.

Zevin Asset Management, LLC
Shareholder Proposal No. 7 at Kinder Morgan (2018)

The lack of an effort to provide investors with 2 degree scenario reporting which references the TCFD is especially concerning and confusing considering that Kinder Morgan holds the building blocks of such a report. The Statement of Opposition indicates that the Company believes that hydrocarbons will be prominent in our energy future. And in its white paper “The Need For Fossil Fuel,” Kinder Morgan concludes that global demand for fossil fuels will be durable despite advances in renewable energy and “with the advances in technology and the ongoing efforts to produce abundant, affordable, domestic and environmentally sensitive fuel, the future of fossil fuels’ role in the energy industry is promising.”3 In its Statement of Opposition, the Company indicates that its focus on natural gas will benefit from “resilient” demand even as societies pivot toward renewable energy.

This is all to indicate that Kinder Morgan appears to have a view of future demand reduction, regulation, and low-carbon scenarios. However, these conclusions are presented without rigorous supporting information and with no reference to the TCFD. In effect, the company has not “shown its work.” And, in failing to show its work on future low-carbon scenarios, it has not provided investors with a satisfactory account of “the answer.”

A 2 degree scenario analysis of KMI's future plans will generate a more complete picture of present and future risks and opportunities. Currently, our Company only provides business-as-usual planning and risk analysis. This is not sufficient in light of Kinder Morgan’s energy sector risks and not sufficient to prepare for a set of risks as large and complex as climate change. The requested report will reassure investors that KMI is poised to manage and take advantage of future regulatory, technological, and market changes.

IV. Kinder Morgan’s objections to the proposal are not convincing.

In the Statement of Opposition, Kinder Morgan indicates that 2 degree scenario reporting would be overly burdensome and not appropriate for its energy infrastructure business. These objections are not convincing.

The Company states that it does not have “special insight” to predict future demand and regulation scenarios consistent with avoiding 2 degree warming.  However, this is not in keeping with the actions of fellow fossil fuel sector companies, which are moving decisively to provide 2 degree scenario reports. In the last two years, Statoil, Total, Chevron, Marathon Petroleum Corporation, and most recently ExxonMobil have issued 2 degree scenario reports. Major energy sector companies (Kinder Morgan’s customers) are moving to provide the analysis requested in this shareholder proposal. This not only means that Kinder Morgan is at risk of falling behind industry good practice, but also means that the Company is at risk of falling behind its customers’ expectations.

This leads to another Company objection: that oil majors may provide 2 degree scenario reporting, but no energy infrastructure peers are adopting the practice. The Proponents of this proposal do not credit that argument, because we believe that Kinder Morgan must keep pace with its key customers and overall energy sector good practice. However, even if we grant the Company’s premise, it is important for investors to know that the board of TransCanada, Kinder Morgan’s major energy infrastructure peer, moved to support 2 degree scenario reporting in March of 2018.4 Good practice among energy infrastructure companies is moving, and Kinder Morgan is at risk of falling behind key peers.

Kinder Morgan has also argued that a 2 degree scenario report in full compliance with TCFD is not practicable at this time. The Proponents met with Kinder Morgan executives in early 2018 to explore alternative forms of interim reporting that would still provide some of the rigor that is requested in the shareholder proposal. Proponents provided a list of reasonable suggestions and guidance for such an interim report, reproduced below:
_____________________________
3 “The Need For Fossil Fuels,” Kinder Morgan, https://www.kindermorgan.com/content/docs/White_Fossil_Fuels.pdf.
4 “TransCanada to disclose its energy transition strategy following request by Quebec shareholders,” Aequo press release,  Mar. 13, 2018, http://www.aequo.ca/en/transcanada-to-disclose-its-energy-transition-strategy-following-request-by-quebec-shareholders/.

Zevin Asset Management, LLC
Shareholder Proposal No. 7 at Kinder Morgan (2018)

1.	…explain your view of the likely carbon-constrained future, your view of KMI’s place in that future, and steps for addressing risks and opportunities contained in this view.

2.	Explain KMI’s view of TCFD and whether you are monitoring developments with this standard (having engaged meaningfully with TCFD first).

3.	Explain how the board of directors is overseeing low-carbon scenario analysis and energy transition risks. How does the board view the investor/market call for 2DS/TCFD disclosure?

4.	Explain KMI’s view of the various low-carbon/2DS scenarios you have encountered and that are being explored by credible analysts and peers.

5.	Explain current challenges to providing 2DS reporting, including the emerging nature of this field, confidence in various scenarios, and special challenges for midstream companies.

6.	Explain how KMI is engaging with peers and customers to develop standards for 2DS reporting.

7.
If possible, flesh out KMI’s own rigorous view/model of the future and how KMI’s business will fit into that view. You should aim to provide usable information, even as you acknowledge that it may be too early to provide a be-all-end-all 2DS analysis.

8.	Provide a provisional preview/plan/schedule for future public updates, including a future 2DS report in line with TCFD recommendations.[5]

Proponents were disappointed that Kinder Morgan declined to implement any of the above suggestions in a satisfactory interim report, which would have laid the groundwork for a full TCFD report in the future.

Conclusion

Momentum for Proposal No. 7 is strong, with Kinder Morgan’s peers taking action and a shareholder vote in support of a similar proposal at Kinder Morgan approaching 40 percent last year. Investors seek clear, transparent, and reliable information to evaluate Kinder Morgan’s forward-looking prospects, which are likely to be considerably impacted by climate change and associated market changes. We urge strong support for this proposal, which will bring increased transparency on a critical business risk.

Therefore, shareholders are urged to vote FOR Proposal No. 7 following the instructions provided in the Company’s proxy mailing.

---

For questions regarding Kinder Morgan Proposal No. 7 regarding Assessment of Portfolio Risks under a 2 Degree Scenario, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.
_____________________________
5 From Zevin Asset Management e-mail to Kinder Morgan, Jan. 22, 2018.